SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F [ ]	Form 40-F [X]

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURES
FIRST QUARTER RESULTS
Financial Highlights
Operating Highlights
Consolidated Statement of Earnings and Retained Earnings
Consolidated Statement of Cash Flows
Consolidated Balance Sheet
Segmented Information
Notes to Consolidated Financial Statements

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: April 28, 2003	By:	“H.W. LEMIEUX” (Signature)

H.W. Lemieux, Vice President (Name and Title)

	By:	“J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary (Name and Title)

FIRST QUARTER RESULTS

Calgary, Alberta – Shell Canada Limited announces first-quarter earnings of $216 million or $0.78 per Common Share compared with $93 million or $0.34 per share for the first quarter of 2002.

“Significantly improved commodity prices and refining margins have contributed to very strong results for the first quarter,” said Tim Faithfull, President and Chief Executive Officer, Shell Canada Limited. “Earnings were more than double those of last year even with the costs of starting up our new Oil Sands operations.”

Cash flow from operations for the first three months of 2003 was $414 million compared with $206 million for the same period in 2002. First-quarter capital and exploration expenditures were $196 million, down from $553 million for 2002, which included $408 million for the Athabasca Oil Sands Project.

“We are very pleased to have achieved fully integrated operation of the Athabasca Oil Sands Project’s mine and upgrader, and to be producing synthetic crude oil from mined oil sands,” said Faithfull. “Completion of this world-scale project marks the first new Canadian integrated oil sands operation in twenty-five years. I would like to salute the efforts of the thousands of people who have worked extremely long and hard to overcome many challenges to complete the project. We are now focusing our efforts on ramping up production to full design rates in the third quarter.”

Resources

Resources first-quarter earnings in 2003 were $204 million, more than double the $78 million for the same period in 2002. Earnings increased due to much stronger prices for natural gas and other commodities in the first quarter. Production volumes were lower than in the first quarter of 2002, as field declines in Western Canada and reduced Sable Offshore Energy Project

(SOEP) production more than offset increased Peace River bitumen production. Resources depreciation charges increased over the same period last year due to higher SOEP unit depreciation rates, consistent with the previously announced reserves revisions.

Shell’s share of natural gas production from SOEP averaged 136 million cubic feet per day during the first quarter of 2003. This was down from an average rate of 153 million cubic feet per day during the fourth quarter of 2002, largely due to production issues on several wells. Remedial work is ongoing and initial results from this well workover program are encouraging. Current and planned investments will help to maintain production over the longer term. The Alma field development is progressing toward its planned start-up in late 2003. In addition, the development of the South Venture field (the second of the SOEP Tier I1 fields) has been approved for start-up near the end of 2004.

Oil Sands

The Athabasca Oil Sands Project (AOSP) became operational at the end of 2002 and was in start-up throughout the first quarter of 2003. Oil Sands results for the first quarter reflected a loss of $105 million with start-up, operating and other expenses significantly exceeding revenues. First-quarter results included the commencement of depreciation charges for the Scotford Upgrader and amortization of deferred expenses, as well as some of the repair costs following the fire at the Muskeg River Mine.

Bitumen production from the Muskeg River Mine started late last year. Initial bitumen recovery and quality achieved design targets and met all required upgrading specifications. Production reached approximately 60 thousand barrels per day before being interrupted by a fire on January 6, 2003. Fire damage was limited mainly to electrical cables in the solvent recovery area of the froth treatment plant. However, severe weather conditions caused broader freezing damage and impeded progress in making repairs, adding significantly to costs. Shell now anticipates damage repair and related expenses to total approximately $150 million ($90 million Shell share). This is higher than the $75 million ($45 million Shell share) originally estimated for fire repairs. The Company has extensive project insurance and is seeking to recover these costs from its insurers. During the first quarter, repairs to Train 1 of the froth treatment plant were completed and production of bitumen resumed on April 4. The Corridor Pipeline and related tankage were subsequently filled, making bitumen from Muskeg River Mine available for processing at the Scotford Upgrader.

During the first quarter of 2003, the primary focus at the Scotford Upgrader was on commissioning, testing and starting-up the synthetic crude units. As part of this process, which gradually introduces heavier feedstocks before running bitumen, the upgrader successfully started making light synthetic crude in late March using purchased feedstocks. On April 19, 2003, the AOSP achieved fully integrated operation when the Scotford Upgrader began processing bitumen from the mine to manufacture synthetic crude oil products.

The objective in the second quarter of 2003 is to complete the transition from start-up to production. Repairs to Train 2 of the froth treatment plant at the mine are almost complete and these facilities are expected to be available for use in May. Train 2 of the Scotford Upgrader will be brought on stream once sufficient operating experience has been gained and bitumen production capacity becomes available. Some production volatility is likely during initial operations as the project encounters and resolves various challenges. The focus will be on ramping up to the designed production rate of 155,000 barrels per day of bitumen in the third quarter of 2003.

Oil Products

Oil Products earnings in the first quarter were $117 million, up significantly from $21 million for the same period in the previous year. The main reason for the improvement was substantially higher refining margins due to strong demand and continued low inventories of refined product in North America. Refining margins have weakened somewhat early in the second quarter due to warmer weather and increased supply. Despite lower refinery production as a result of feedstock disruptions in Eastern and Western Canada, Oil Products was able to maintain supply to its customers.

With the AOSP start-up, Shell’s Scotford refinery has begun to process feedstocks from the new Oil Sands Upgrader.

Corporate

Corporate results in the first quarter broke even compared with expenses of $6 million during the same period last year. Gains made on foreign currency exchange were partly offset by higher interest expense due to higher net debt and interest rates.

Cash Flow and Financing

Strong first quarter cash flow from operations of $414 million was largely offset by increased working capital requirements related to higher receivables and inventories, and tax payments. After cash invested, dividend payments and purchase costs related to Shell’s Normal Course Issuer Bid initiated in February, there was a net cash outflow in the first quarter.

To finance this net cash outflow, the Company increased commercial paper by $175 million to $846 million under Shell’s $1.5 billion commercial paper program. The Company aims to reduce debt over the remainder of the year as it expects operating cash generated to exceed cash invested.

Dividend Declared

On April 24, 2003, the Directors of Shell Canada Limited declared a quarterly dividend of twenty cents (20 cents) per Common Share. The dividend will be payable June 16,2003, to shareholders of record May 15, 2003. Dividends payable to shareholders with registered addresses in the United States will be converted into U.S. funds at the rate quoted for U.S. funds by the Bank of Canada at noon on the record date.

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)

	First Quarter
	2003	2002

Earnings	216	93
Revenues	2 391	1 462
Cash flow from operations	414	206
Return on average capital employed (%)[1]	11.3	15.1
Return on average common shareholders’ equity (%)[2]	13.7	16.7
Interest coverage	18.6	67.3
Per Common Share (dollars)
Earnings – basic (Note 2)	0.78	0.34
Earnings – diluted (Note 2)	0.78	0.33
Cash flow from operations	1.50	0.75
Dividends paid	0.20	0.20
Results by Segment
Earnings
Resources	204	78
Oil Sands	(105)	–
Oil Products	117	21
Corporate	–	(6)

Total	216	93

Revenues
Resources	555	298
Oil Sands	28	–
Oil Products	1 886	1 213
Corporate	25	5
Inter-segment sales	(103)	(54)

Total	2 391	1 462

Cash flow from operations
Resources	305	159
Oil Sands	(30)	–
Oil Products	133	49
Corporate	6	(2)

Total	414	206

Capital and exploration expenditures
Resources	100	122
Oil Sands	71	338
Oil Products	24	93
Corporate	1	–

Total	196	553

[1]	Return on average capital employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to March 31. Capital employed is the total of equity, long-term debt and short-term borrowings.
[2]	Return on average common shareholders’ equity is calculated on a twelve-month rolling average basis.

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	First Quarter
	2003	2002

Production
Natural gas – gross (mmcf/d)	580	629
Ethane, propane and butane – gross (bblsd)	27 000	29 600
Condensate – gross (bblsd)	17 500	21 800
Bitumen – gross (bbldd)	11 800	8 200
Sulphur – gross (tonsd)	6 100	6 400
Crude oil processed by Shell refineries (m3’/d)	41 600	44 100

Oil Products Sales
Gasolines (m3/d)	19 700	19 400
Middle distillates (m3/d)	18 500	16 600
Other products (m3/d)	5 800	6 300

	44 000	42 300
Prices
Natural gas average plant gate netback price ($/mcf)	7.94	3.27
Ethane, propane and butane average field gate price ($/bbl)	30.28	15.63
Condensate average field gate price ($/bbl)	48.64	30.60

SHELL CANADA LIMITED
Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)

	First Quarter
	2003	2002

Revenues
Sales and other operating revenues	2 384	1 456
Dividends, interest and other income	7	6

Total revenues	2 391	1 462

Expenses
Cost of goods sold	1 436	924
Operating, selling and general	410	270
Exploration	21	20
Depreciation, depletion, amortization and retirements	150	92
Interest on long-term debt	8	2
Other interest and financing charges	9	3

Total expenses	2 034	1 311

Earnings
Earnings before income tax	357	151

Current income tax	110	54
Future income tax	31	4

Total income tax	141	58

Earnings	216	93

Per Common Share (dollars) (Note 2)
Earnings – basic	0.78	0.34
Earnings – diluted	0.78	0.33
Common Shares outstanding (millions – weighted average)	276	276

Retained Earnings
Balance at beginning of period	4 608	4 268
Earnings	216	93

	4 824	4 361
Common Shares buy-back (Note 4)	13	–
Dividends	55	55

Balance at end of period	4 756	4 306

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows
($ millions)
(unaudited)

	First Quarter
	2003	2002

Cash from Operating Activities
Earnings	216	93
Exploration	21	20
Non-cash items
Depreciation, depletion, amortization and retirements	150	92
Future income tax	31	4
Other items	(4)	(3)

Cash flow from operations	414	206
Movement in working capital and other from operating activities	(333)	(216)

	81	(10)

Cash Invested
Capital and exploration expenditures	(196)	(553)
Movement in working capital from investing activities	7	(26)

Capital expenditures and movement in working capital	(189)	(579)
Proceeds on disposal of properties, plant and equipment	–	–
Investments, long-term receivables and other	(3)	(80)

	(192)	(659)

Cash from Financing Activities
Common Shares buy-back (Note 4)	(14)	–
Proceeds from exercise of Common Share stock options	1	6
Dividends paid	(55)	(55)
Long-term debt and other	4	510
Short-term financing	175	158

	111	619

Increase (decrease) in cash	–	(50)
Cash at beginning of period	–	25)

Cash at March 31[1]	–	(75)

Supplemental disclosure of cash flow information
Dividends received	3	2
Interest received	–	–
Interest paid	20	4
Income tax paid	170	168

[1]	Cash comprises cash and highly liquid short-term investments less bank overdraft.

SHELL CANADA LIMITED
Consolidated Balance Sheet
($ millions)
(unaudited)

	Mar. 31, 2003	Dec. 31, 2002

Assets
Current assets
Cash	–	–
Accounts receivable	751	497
Inventories
Crude oil, products and merchandise	549	440
Materials and supplies	77	75
Prepaid expenses	95	93

	1 472	1 105
Investments, long-term receivables and other	419	414
Properties, plant and equipment	7 866	7 836

Total assets	9 757	9 355

Liabilities
Current liabilities
Short-term borrowings	846	671
Accounts payable and accrued liabilities	1 307	1 223
Income and other taxes payable	72	115
Current portion of site restoration and other long-term obligations	19	19
Current portion of long-term debt	542	402

	2 786	2 430
Site restoration and other long-term obligations	196	193
Long-term debt	387	523
Future income tax	1 163	1 132

Total liabilities	4 532	4 278

Shareholders’ Equity
Capital stock
100 4% Preference Shares	1	1
275 640 506 Common Shares (2002 - 275 908 290)	468	468
Retained earnings	4 756	4 608

Total shareholders’ equity	5 225	5 077

Total liabilities and shareholders’ equity	9 757	9 355

SHELL CANADA LIMITED
Segmented Information
($ millions, except as noted)
(unaudited)

	First Quarter
	Total		Resources		Oil Sands		Oil Products		Corporate
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Revenues
Sales and other operating revenues	2 384	1 456	504	268	27	–	1 828	1 184	25	4
Intersegment transactions	–	–	49	29	1	–	53	25	–	–
Dividends, interest and other income	7	6	2	1	–	–	5	4	–	1

Total revenues	2 391	1 462	555	298	28	–	1 886	1 213	25	5

Expenses
Cost of goods sold	1 436	924	–	–	1	–	1 434	924	1	–
Intersegment transactions	–	–	46	25	33	–	24	29	–	–
Operating, selling and general	410	270	76	67	123	–	204	194	7	9
Exploration	21	20	21	20	–	–	–	–	–	–
Depreciation, depletion, amortization and retirements	150	92	71	56	33	–	46	36	–	–
Interest on long-term debt	8	2	–	–	–	–	–	–	8	2
Other interest and financing charges	9	3	–	–	–	–	–	–	9	3

Total expenses	2 034	1 311	214	168	190	–	1 708	1 183	25	14

Earnings (loss)
Earnings before income tax	357	151	341	130	(162)	–	178	30	–	(9)

Current income tax	110	54	127	46	(99)	(2)	88	15	(6)	(5)
Future income tax	31	4	10	6	42	2	(27)	(6)	6	2

Total income tax	141	58	137	52	(57)	–	61	9	–	(3)

Earnings (loss)	216	93	204	78	(105)	–	117	21	–	(6)

Total Assets	9 757	8 085	2 790	2 595	3 800	2 493	3 605	3 277	(438)	(280)

Capital Employed	6 999	5 777	1 800	1 766	3 230	2 254	2 185	1 961	(216)	(204)

ROACE (%)	11.3	15.1	28.7	27.1	NIA	NIA	14.2	16.2	NIA	NIA

Return on average capital employed (ROACE) is earnings plus after-tax interest expense divided by the average of opening and closing capital employed for the twelve months to March 31. Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1.   Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements dated December 31, 2002.

2.   Earnings Per Share

	First Quarter
	2003	2002

Earnings ($ millions)	216	93
Weighted average number of Common Shares (millions)	276	276
Dilutive securities (millions)
Options on long-term incentive plan	1	5
Basic earnings per share ($ per share)	0.78	0.34
Diluted earnings per share ($ per share)	0.78	0.33

3.   Stock-Based Compensation

The Company uses the intrinsic value-based method; no expense related to the stock compensation plan is included in net income.

In 2003, the Company granted 1,644,000 options with an exercise price of $46.00. The fair value of the options granted in 2003 was estimated using Black-Scholes model with the following assumptions: risk-free interest rate of 4.79 per cent, expected life of five years, volatility of 21.9 per cent and a dividend yield of 1.57 per cent.

Had the Company included the effects of stock-based compensation in earnings for the first quarter, after-tax earnings and basic earnings per share would have decreased by $6 million (2002 – $1 million) to $210 million (2002 – $92 million) or $0.02 (2002 – $0.01) to $0.76 (2002 – $0.33), respectively. No effect was included for awards granted prior to January 1,2002.

4.   Common Shares Buy-Back

On February 4, 2003, Shell Canada Limited announced its intention to make a normal course issuer bid, to repurchase for cancellation up to two percent of its 275,908,290 Common Shares issued and outstanding as at January 27, 2003. The bid is to counter current and potential dilution of the Common Shares under Shell’s employee stock option program.

The bid began on February 7, 2003, and will end on or before February 6, 2004. To date, 289,500 shares have been repurchased at market prices for a total cost of $14 million.